SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Brookfield Property Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number)

Joseph S. Freedman

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 430,523,424*
	9	Sole dispositive power 0
	10	Shared dispositive power 430,523,424*
11	Aggregate amount beneficially owned by each reporting person 430,523,424*
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 91.8%
14	Type of reporting person CO

*	This amount includes 389,129,306 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons PARTNERS LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 36,452
	8	Shared voting power 433,964,656*
	9	Sole dispositive power 36,452
	10	Shared dispositive power 433,964,656*
11	Aggregate amount beneficially owned by each reporting person 434,001,108*
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 92.5%
14	Type of reporting person CO

*	This amount includes 389,129,306 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons BAM INVESTMENTS CORP.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization ONTARIO
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,441,232
	8	Shared voting power 0
	9	Sole dispositive power 3,441,232
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,441,232
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person CO

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons BROOKFIELD HOLDINGS CANADA INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 428,546,000*
	9	Sole dispositive power 0
	10	Shared dispositive power 428,546,000*
11	Aggregate amount beneficially owned by each reporting person 428,546,000*
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 91.3%
14	Type of reporting person CO

*	This amount includes 389,129,306 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons BROOKFIELD US HOLDINGS INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 428,546,000*
	9	Sole dispositive power 0
	10	Shared dispositive power 428,546,000*
11	Aggregate amount beneficially owned by each reporting person 428,546,000*
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 91.3%
14	Type of reporting person CO

*	This amount includes 389,129,306 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons BROOKFIELD US CORPORATION
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 67,424,235*
	9	Sole dispositive power 0
	10	Shared dispositive power 67,424,235*
11	Aggregate amount beneficially owned by each reporting person 67,424,235*
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 14.4%
14	Type of reporting person CO

*	This amount includes 389,129,306 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons BPY GP INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 361,121,765*
	9	Sole dispositive power 0
	10	Shared dispositive power 361,121,765*
11	Aggregate amount beneficially owned by each reporting person 361,121,765*
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 77.0%
14	Type of reporting person CO

*	Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons BPY I L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 174,702,050*
	9	Sole dispositive power 0
	10	Shared dispositive power 174,702,050*
11	Aggregate amount beneficially owned by each reporting person 174,702,050*
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 37.2%
14	Type of reporting person PN

*	Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons BPY II L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 186,419,715*
	9	Sole dispositive power 0
	10	Shared dispositive power 186,419,715*
11	Aggregate amount beneficially owned by each reporting person 186,419,715*
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 39.7%
14	Type of reporting person PN

*	Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

1.	Security and Issuer.

The title and class of equity security to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the limited partnership units (the “Units”) of Brookfield Property Partners LP (“BPY”), a limited partnership formed under the laws of Bermuda. The principal executive offices of BPY are located at 73 Front Street, Hamilton, HM 12, Bermuda.

Unless otherwise indicated, all references to “$” in this Schedule 13D are to U.S. dollars.

2.	Identity and Background.

(a)	This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Brookfield Asset Management Inc. (“BAM”), a corporation formed under the laws of the Province of Ontario;

(ii)	Partners Limited (“Partners”), a corporation formed under the laws of the Province of Ontario. Partners holds 85,120 Class B limited voting shares of BAM, representing 100% of such shares, and 549,957 Class A limited voting shares of BAM, representing approximately 0.1% of such shares;

(iii)	BAM Investments Corp. (“BAMI”), a corporation formed under the laws of Ontario. BAMI, directly and indirectly, holds 56,226,227 Class A limited voting shares of BAM, representing approximately 9.1% of such shares. Approximately 47.6% of the common shares of BAMI are owned by Partners;

(iv)	Brookfield Holdings Canada Inc. (“BHC”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of BAM;

(v)	Brookfield US Holdings Inc. (“BUSHI”), a corporation formed under the laws of Delaware and a wholly-owned subsidiary of BAM;

(vi)	Brookfield US Corporation (“BUSC”), a corporation formed under the laws of Delaware and a wholly-owned subsidiary of BAM;

(vii)	BPY GP Inc. (“BPY GP Inc.”), a corporation formed under the laws of the Province of Ontario, a wholly-owned subsidiary of BAM and the general partner of BPY I LLP and BPY II LP (each as defined below);

(viii)	BPY I L.P. (“BPY I LP”), a limited partnership formed under the laws of the Province of Manitoba and a wholly-owned subsidiary of BAM; and

(ix)	BPY II L.P. (“BPY II LP”), a limited partnership formed under the laws of the Province of Manitoba and a wholly-owned subsidiary of BAM.

Schedule I hereto, with respect to BAM, Schedule II hereto, with respect to Partners, Schedule III hereto, with respect to BAMI, Schedule IV hereto, with respect to BHC, Schedule V hereto, with respect to BUSHI, Schedule VI hereto, with respect to BUSC and Schedule VII hereto, with respect to BPY GP Inc. set forth a list of all the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Persons and the principal business address of each Scheduled Person.

(b)

The principal business address of each of BAM, Partners, BAMI, BHC, BPY GP Inc., BPY I LP and BPY II LP is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal business address of BUSHI and BUSC is 250 Vesey Street, 15th Floor, New York, NY 10281-1023.

(c)	The principal business of BAM is to invest and operate businesses in the real estate, power generation and infrastructure sectors. The principal business of Partners, BAMI, BHC and BUSHI is to serve as a holding company. The principal business of BPY GP Inc. is to serve as general partner of BPY I LP and BPY II LP. The principal activity of BUSC, BPY I LP and BPY II LP is to serve as a special purpose entity for the purpose of making investments, including in BPY.

(d)-(e) During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Schedules I through VII hereto set forth the citizenships of each of the Scheduled Persons who is natural person.

3.	Source and Amount of Funds or Other Consideration.

On April 15, 2013, BAM effected a spin-off of BPY (the “spin-off”). The spin-off was implemented by way of a special dividend of an approximate 44.7% interest in BPY to holders of BAM’s Class A and Class B limited voting shares. Each holder of BAM Class A and Class B shares received approximately 5.74 Units for every 100 Class A limited voting shares or Class B limited voting shares of BAM held, less applicable withholding taxes.

On April 22, 2013, BAM received 45,944 Units for no consideration pursuant to a stock dividend of Units by certain private companies administered under BAM’s escrowed stock plan.

On April 25, 2013, BUSC sold 2,904,314 Units to a third party for an amount of cash equal to the value of the Units based on the volume-weighted average of the trading price of the Units on the Toronto Stock Exchange for the five trading days immediately following the spin-off. The Units represented 3.6% of the then outstanding Units of BPY.

See also Item 5.

4.	Purpose of Transaction.

See Item 3 and Item 5.

BAM from time to time purchases the publicly traded shares of its subsidiaries and affiliates when these are available on the market at an attractive price relative to their value. BAM may begin or cease buying securities at any time. Any additional purchases of securities may be in the open market or privately negotiated transactions or otherwise. BAM reserves the right to take actions to influence the management of BPY should it deem such actions appropriate. Partners, BAM and BAM’s wholly-owned subsidiaries will hold their respective investments in BPY and Brookfield Property L.P., a limited partnership formed under the laws of Bermuda (“Property LP”), on a continuing basis and such holdings may be increased or decreased in the future.

Other than as described or contemplated above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of BPY, or the disposition of securities of BPY;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving BPY or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of BPY or any of its subsidiaries;

(d)	any change in the present board of directors or management of BPY, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of BPY;

(f)	any other material change in BPY’s business or corporate structure;

(g)	changes in BPY’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of BPY by any person;

(h)	causing a class of securities of BPY to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of BPY becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

5.	Interest in Securities of the Issuer.

(a)-(b)	As of the date hereof, BAMI may be deemed to be the beneficial owner of 3,441,232 Units and such Units represent approximate 4.3% of the issued and outstanding Units based on the number of Units outstanding as of April 25, 2013. As of the date hereof, BAM may be deemed to be the beneficial owner of 41,394,118 Units and Partners may be deemed to be the beneficial owner of 44,871,802 Units, and such Units constitute approximately 51.7% and 56.0%, respectively, of the issued and outstanding Units based on the number of Units outstanding as of April 25, 2013. In addition, BAM holds, directly and through BUSC, BPY I LP and BPY II LP, an aggregate of 389,129,306 redemption-exchange units of Property LP. Such redemption-exchange units held directly and indirectly by BAM represent 100% of the redemption-exchange units of Property LP and approximately 82.9% of the Units assuming that all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism. Assuming that all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism, as of the date hereof, BAM may be deemed to be the beneficial owner of 430,523,424 Units and Partners may be deemed to be the beneficial owner of 434,001,108 Units, and such Units would constitute approximately 91.8% and 92.5%, respectively, of the issued and outstanding Units based on the number of Units outstanding as of April 25, 2013. The redemption-exchange units of Property LP and the redemption-exchange mechanism are more fully described in BPY’s Canadian Prospectus and U.S. Information Statement filed on Form 6-K with the SEC on April 5, 2013. The Units deemed to be beneficially owned by BAM include 70,643 Units beneficially owned by BAM, 41,323,475 Units beneficially owned by BUSC, 1,906,781 redemption-exchange units beneficially owned by BAM, and 387,222,525 redemption-exchange units beneficially owned by BUSC, BPY I LP and BPY II LP. BAMI may be deemed to have the sole power to vote or direct the Units beneficially owned by it. The Units deemed to be beneficially owned by Partners include 36,452 Units beneficially owned by Partners and the Units deemed to be beneficially owned by BAM and BAMI. Partners may be deemed to have shared power with BAM and BAMI to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units other than 36,452 Units with respect to which Partners has sole voting and investment power.

(c)	Other than as described in Item 3, (i) none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Units during the past sixty (60) days.

(d)	No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Units.

(e)	Not applicable.

6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

BAM entered into a registration rights agreement dated as of April 10, 2013 with BPY with respect to all of the Units held by BAM or its wholly-owned subsidiaries.

The information set forth in Item 2 and 3 hereto is incorporated herein by reference.

7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated April 25, 2013, among Brookfield Asset Management Inc., Partners Limited, BAM Investments Corp., Brookfield Holdings Canada Inc., Brookfield Holdings US Inc., Brookfield US Corporation, BPY GP Inc., BPY I L.P. and BPY II L.P.

Exhibit 2	Registration Rights Agreement, dated April 10, 2013, between Brookfield Property Partners L.P. and Brookfield Asset Management Inc. (filed as exhibit 99.6 of the Registrant’s Form 6-K filed with the Securities and Exchange Commission on April 15, 2013)

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2013

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Aleks Novakovic
	Name:	Aleks Novakovic
	Title:	Managing Partner

By:	/s/ Joseph Freedman
	Name:	Joseph Freedman
	Title:	Senior Managing Partner

Dated: April 25, 2013

PARTNERS LIMITED

By:	/s/ Derek E. Gorgi
	Name:	Derek E. Gorgi
	Title:	Assistant Secretary

By:	/s/ Marc Vanneste
	Name:	Marc Vanneste
	Title:	Assistant Secretary

Dated: April 25, 2013

BAM INVESTMENTS CORP.

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	Director

By:	/s/ Allen G. Taylor
	Name:	Allen G. Taylor
	Title:	Vice President, Finance

Dated: April 25, 2013

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ Aleks Novakovic
	Name:	Aleks Novakovic
	Title:	Vice-President

By:	/s/ Allen Yi
	Name:	Allen Yi
	Title:	Vice-President & Secretary

Dated: April 25, 2013

BROOKFIELD US HOLDINGS INC.

By:	/s/ Aleks Novakovic
	Name:	Aleks Novakovic
	Title:	Vice President

Dated: April 25, 2013

BROOKFIELD US CORPORATION

By:	/s/ Michelle Campbell
	Name:	Michelle Campbell
	Title:	Secretary

Dated: April 25, 2013

BPY GP INC.

By:	/s/ Derek Gorgi
	Name:	Derek Gorgi
	Title:	President

By:	/s/ Aleks Novakovic
	Name:	Aleks Novakovic
	Title:	Vice-President

Dated: April 25, 2013	BPY I L.P., by its general partner, BPY GP INC.

	By:	/s/ Derek Gorgi
		Name:	Derek Gorgi
		Title:	President

	By:	/s/ Aleks Novakovic
		Name:	Aleks Novakovic
		Title:	Vice-President

Dated: April 25, 2013	BPY II L.P., by its general partner, BPY GP INC.

	By:	/s/ Derek Gorgi
		Name:	Derek Gorgi
		Title:	President

	By:	/s/ Aleks Novakovic
		Name:	Aleks Novakovic
		Title:	Vice-President

SCHEDULE I

Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey M. Blidner, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield	Canada
Marcel R. Coutu, Director	Canadian Oil Sands Limited 2500 First Canadian Centre 350 – 7th Ave. S.W. Calgary, Alberta T2P 3N9 Canada	President and Chief Executive Officer of Canadian Oil Sands Limited	Canada
J. Trevor Eyton, Director	c/o 130 Adelaide Street W., #3303, Toronto, Ontario M5H 3P5, Canada	Corporate Director of Brookfield	Canada
J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada
Robert J. Harding, Director	Brookfield Global Infrastructure Advisory Board 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Chairman of BGIAB and Corporate Director of Brookfield	Canada
Maureen Kempston Darkes, Director	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A2, Canada	Formerly GM Group Vice-President	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director of Brookfield	Canada
Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada
Lance Liebman, Director	Columbia Law School 435 West 116th Street New York, New York 10027 –7297, U.S.A.	William S. Beinecke Professor of Law	U.S.A.
Philip B. Lind, Director	Rogers Communications Inc. 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Vice-Chairman of Rogers Communications Inc.	Canada
Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Deputy Chair of TD Bank Group	Canada
George E. Myhal, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada
Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Formerly Chief Executive Officer of HSBC Bank Middle East Limited	Lebanon and U.S.A.
James A. Pattison, Director	The Jim Pattison Group, 1800 –1067 West Cordova Street, Vancouver, B.C. V6C 1C7, Canada	Chairman, President and Chief Executive Officer of The Jim Pattison Group	Canada
Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada
Ngee Huat Seek, Director	GIC Real Estate Pte. Ltd. 168 Robinson Road #37 – 01 Capital Tower Singapore 0689 12	Advisor, GIC Real Estate Pte. Ltd.	Singaporean
Diana L. Taylor, Director	Wolfensohn & Company L.L.C. 1350 Avenue of the Americas, Suite 2900 New York, N.Y. 10019	Managing Director, Wolfensohn & Company L.L.C.	U.S.A.
George S. Taylor, Director	c/o R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director of Brookfield	Canada

SCHEDULE II

Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack. L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield	Canada
J. Bruce Flatt, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Brian D. Lawson, Director and President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada
George E. Myhal, Director	Brookfield Investment Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner	Canada
Timothy R. Price, Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada
Sam Pollock, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner	Canada

SCHEDULE III

BAM Investments Corp.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Edward C. Kress, Director and President	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Brian D. Lawson, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada
R. Frank Lewarne, Director	46 Normandale Road, Markham, Ontario L3R 4K3	Corporate Director	Canada
Frank N.C. Lochan, Director and Chairman	228 Lakewood Drive, Oakville, Ontario L6K 1B2	Corporate Director	Canada
Ralph J. Zarboni, Director	The EM Group Inc., 14 Brewster Road, Brampton, Ontario L6G 5B7	Chairman and CEO of The EM Group Inc.	Canada
Allen G. Taylor, Vice-President Finance	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Finance of Brookfield	Canada

SCHEDULE IV

Brookfield Holdings Canada Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Derek Gorgi, Director and President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Finance Brookfield	Canada
A.J. Silber, Director and Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary Brookfield	Canada
Aleks Novakovic, Director and Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada
Allen Yi, Director and Vice-President & Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Counsel and Corporate Secretary Brookfield	Canada
David Grosman, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Taxation Brookfield	Canada

SCHEDULE V

Brookfield US Holdings Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Derek Gorgi, Director and President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Finance Brookfield	Canada
A.J. Silber, Director and Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary Brookfield	Canada
Aleks Novakovic, Director and Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada
Allen Yi, Director and Vice-President & Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Counsel and Corporate Secretary Brookfield	Canada
David Grosman, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Taxation Brookfield	Canada

SCHEDULE VI

Brookfield US Corporation

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director, President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023	Senior Managing Partner of Brookfield	U.S.A
Brett Fox, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023	Vice President, Compliance Assistant General Counsel of Brookfield Office Properties	U.S.A
Derek Gorgi, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Finance Brookfield	Canada
Aleks Novakovic, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada
Bradley Weismiller, Director and Vice-President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023	Senior Vice-President Brookfield	U.S.A
Jordan Kolar, Vice-President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023	Vice-President, Tax Brookfield	U.S.A
David Stalter, Vice-President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023	Senior Vice President, Tax, Real Estate Brookfield	U.S.A
Michelle Campbell, Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023	Vice President, Compliance Assistant General Counsel Brookfield	Canada

SCHEDULE VII

BPY GP Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Joseph Freedman, Director and Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner Brookfield	Canada
Derek Gorgi, Director and President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Finance Brookfield	Canada
Aleks Novakovic, Director and Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada
David Grosman, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Taxation Brookfield	Canada